UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Eiger BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

28249U 105

(CUSIP Number)

Frank Kung

Vivo Capital LLC

505 Hamilton Avenue, Suite 207

Palo Alto, CA 94301

Telephone: (650) 688-0818

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1			NAME OF REPORTING PERSON Vivo Ventures VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		Not Applicable
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,787,091 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,787,091 (1)
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,787,091 (1)
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%(2)
14	TYPE OF REPORTING PERSON		OO

(1)	Consists of (a) 1,774,095 shares of Common Stock, $0.001 par value (the “Common Stock”), held by Vivo Ventures Fund VI, L.P. ("Fund VI") and (b) 12,996 shares held by Vivo Ventures VI Affiliates Fund, L.P. ("VI Affiliates Fund"). Vivo Ventures VI, LLC is the sole general partner of each of Fund VI and VI Affiliated Fund and may be deemed to beneficially own such shares. The voting members of Vivo Ventures VI, LLC are Dr. Frank Kung, Dr. Albert Cha, and Dr. Edgar Engleman, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(2)	This percentage is calculated based on 19,095,526 shares of Common Stock of the Issuer as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018.

1			NAME OF REPORTING PERSON Vivo Ventures Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,774,095
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,774,095
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,095
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON		PN

(1)	This percentage is calculated based on 19,095,526 shares of Common Stock of the Issuer as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018.

1			NAME OF REPORTING PERSON Vivo Ventures VI Affiliates Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	12,996
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	12,996
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,996
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON		PN

(1)	This percentage is calculated based on 19,095,526 shares of Common Stock of the Issuer as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018.

1			NAME OF REPORTING PERSON Vivo Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		Not Applicable
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	4,166 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	4,166 (1)
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166 (1)
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%(2)
14	TYPE OF REPORTING PERSON		OO

(1)	The shares of Common Stock are held of records by Vivo Capital LLC. Vivo Capital LLC provides investment services to Vivo Ventures VI, LLC. The voting members of Vivo Capital LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(2)	This percentage is calculated based on 19,095,526 shares of Common Stock of the Issuer as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018.

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 2 (the “Amendment”), which amends and supplements the statement on Schedule 13D, filed on April 1, 2016, as amended by Amendment No. 1, filed on November 1, 2017 (the “Prior 13Ds”) by the Reporting Persona, relates to the common stock, par value $0.001 per share (the “Common Stock”), of Eiger BioPharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2155 Park Blvd, Palo Alto, California 94306.

The purpose of this Amendment is to report changes in the Reporting Persons’ beneficial ownerships of the Issuer’s Common Stock, which resulted primarily due to increases in the total number of shares of the Issuer’s Common Stock outstanding. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13Ds. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13Ds.

Item 4.   Purpose of Transaction

On December 5, 2017, Dr. Edgar Engleman, managing member of Vivo Capital LLC and former director of the Issuer, exercised his option to purchase 4,166 shares of the Issuer’s common stock. Dr. Engleman transferred 4,166 shares to Vivo Capital LLC on the same day.

Item 5.   Interest in Securities of the Issuer

(a)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment.

(b)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment.

(c)       Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2019	VIVO VENTURES VI, LLC

	By:	/s/ Frank Kung
Frank Kung
Managing Member

VIVO VENTURES FUND VI, L.P.

By: Vivo Ventures VI, LLC
Its: General Partner

	By:	/s/ Frank Kung
Frank Kung
Managing Member

VIVO VENTURES VI AFFILIATES FUND, L.P.

By: Vivo Ventures VI, LLC
Its: General Partner

	By:	/s/ Frank kung
Frank Kung
Managing Member

VIVO CAPITAL LLC

	By:	/s/ Frank Kung
Frank Kung
Managing Member